Exhibit 99.1

China GrenTech Announces Receipt of Facility Agreement

SHENZHEN, CHINA – March 26, 2012 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech,” or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, announced today that it has received from Mr. Yingjie Gao, the Company’s Chairman and Chief Executive Officer, an executed copy of a facility agreement relating to HK$320,000,000 term loan facility (the “Facility Agreement”) dated March 26, 2012 between Talenthome Management Limited (“Parent”) and Guotai Junan Finance (Hong Kong) Limited (“Guotai Junan”), in accordance with the terms of the previously announced amended and restated agreement and plan of merger dated January 20, 2012, among Parent, Xing Sheng Corporation Limited (“Merger Sub”), a company wholly-owned by Parent, and the Company (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and wholly-owned by Parent.

Pursuant to the terms of the Facility Agreement, Guotai Junan promised to make available to Parent a loan in a principal amount of HK$320,000,000 to fund a portion of the offer price of the merger, subject to certain conditions. A copy of the Facility Agreement was filed as an exhibit to the Schedule 13D/A filed by, among others, Mr. Yingjie Gao, Ms. Rong Yu and Ms. Yin Huang with the Securities and Exchange Commission (the “SEC”) on March 26, 2012.

The merger contemplated in the Merger Agreement is subject to the approval by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy at an extraordinary general meeting of shareholders to be held by the Company on April 16, 2012, as previously announced. If completed, the merger would result in the Company becoming a privately-held company and its American depositary shares would no longer be listed on the NASDAQ Global Select Market.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Company Contact:

Xin Lian, Senior Manager

China GrenTech Corp. Ltd.

Tel: +86 755 2650 3007

E-mail: investor@powercn.com